Exhibit 10(iii)(A)(2)

Description of Changes to the Compensation of Board Committee Chairs and Presiding Director

At its meeting on March 26, 2009, the Company’s Board of Directors approved certain changes to the annual compensation of the non-management directors. While the annual cash retainer for all non-management directors remains the same at $80,000, annual fees for service as committee chairpersons will increase as follows: the Audit Committee and Compensation and Leadership Talent Committee chairpersons will receive $15,000 and the chairperson of the Corporate Governance Committee will receive $10,000. In addition, the annual retainer for the Presiding Director will be reduced from $50,000 to $25,000. Furthermore, while the amount of annual equity grants will remain at a value of $80,000, the grant date will move from January 1 to the last trading day in May in each year.